

Mail Stop 4631

June 16, 2016

Via E-mail
Mr. Tanguy V. Serra
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

  Re: **SolarCity Corporation**
     Form 10-K for the Year Ended December 31, 2015
     Filed February 10, 2016
     Form 10-Q for the Period Ended March 31, 2016
     Filed May 10, 2016
     Form 8-K
     Filed May 9, 2016
     Response dated June 8, 2016
     File No. 1-35758

Dear Mr. Serra:

  We have reviewed your response letter dated June 8, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2016

Management's Discussion and Analysis
Liquidity and Capital Resources, page 38

1. We note your response to comment 4 of our letter dated May 23, 2016. In light of your adverse financial trends, please quantify for us your actual interest coverage ratio,

unencumbered liquidity, and debt service coverage ratio measures as of September 30, 2015, December 31, 2015 and March 31, 2016. Please address each of the measures described on page 39 of your March 31, 2016 Form 10-Q. Reconcile any adverse change in these measures with your stated conclusions regarding future compliance.

2. We note your response to comment 5 of our letter dated May 23, 2016. Please specifically address the following items noted when making the determination that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months:

   • Your operating and investing activities for the three months ended March 31, 2016 used cash of $659 million, which on an annualized basis appears to significantly exceed your current working capital and sources of cash discussed on page 38;

   • You had a working capital deficit at December 31, 2015 and March 31, 2016; and

   • It appears that a significant amount of cash flows generated by your solar assets have already committed to under your current debt and VIE arrangements, including the latest cash equity financing you entered into on May 2, 2016. Please address what impact this will have on your ability to enter into future financing arrangements.

Form 8-K Filed May 9, 2016

3. We note your response to comment 7 of our letter dated May 23, 2016. Given the repeated emphasis placed on positive cash generation in your shareholder letter, including referring to positive cash generation in the heading of the letter, please show us how you intend to expand your disclosures in future filings. In addition, you indicate that positive cash generation refers to the sum of your operating cash flows, investing cash flows and financing cash flows (exclusive of any cash flows derived from issuances of equity securities). Based on your Form 10-Q for the period ended March 31, 2016, you reported net cash used in operating activities of $193 million, net cash used in investing activities of $466 million, and net cash provided by financing activities before equity and convertible notes issuances of $635 million. We note that you do not appear to have had any convertible notes issuances during this period. We also note that the sum of these three amounts represents net cash used rather than generated of $24 million. Please help us better understand how you determined that you had positive cash generation based on your description of this amount.

4. In your letter dated October 7, 2014, you agreed to disclose material limitations of metrics that you present. It does not appear that you have discussed any material limitations in your disclosures. Please advise or revise as necessary. Please also ensure that you disclose the basis for any significant assumptions made related to the metrics you present.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

                                Sincerely,

                                /s/ Terence O'Brien

                                Terence O'Brien
                                Accounting Branch Chief
                                Office of Manufacturing and Construction